April 18, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention: Ms. Suzanne Hayes, Assistant Director

Re:	PhaseRx, Inc.

Draft Registration Statement on Form S-1

Submitted Confidentially on February 12, 2016

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted Confidentially on March 16, 2016

CIK No. 0001429386

Ladies and Gentlemen:

On behalf of PhaseRx, Inc. (the “Company” or “PhaseRx”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 1, 2016 (“Comment Letter No. 2”), to Robert W. Overell, Ph.D., President and Chief Executive Officer of the Company, relating to the Amendment No. 1 to draft Registration Statement on Form S-1, CIK No. 0001429386, confidentially submitted to the Commission on March 16, 2016 ( “Amendment No. 1”). In connection with this response to Comment Letter No. 2, the Company is contemporaneously filing via EDGAR a Registration Statement on Form S-1 (the “Registration Statement”), responding to the Staff’s comments in Comment Letter No. 2 and updating Amendment No. 1. Capitalized terms used but not otherwise defined in this letter shall have the meanings given to such terms in the Registration Statement. References herein to page numbers are to page numbers in the Registration Statement.

The following are the Company’s responses to Comment Letter No. 2. The Company’s responses are numbered to correspond to the Staff’s comments as numbered in Comment Letter No. 2. For your convenience, each of the Staff’s comments contained in Comment Letter No. 2 have been restated below in their entirety, with the Company’s corresponding response set forth immediately under such comment.

Also enclosed, for the convenience of the Staff, are two copies of Registration Statement which are marked to show changes from the relevant portions of Amendment No. 1.

Prospectus Summary

Our Competitive Strengths, page 4

1.	We refer to your response to comment 5 and the corresponding revised disclosure on page 4 and elsewhere. Please revise to clarify whether, and if so how, the regulatory pathway would differ for future therapeutics targeting single-gene therapeutic liver disorders. For instance, clarify whether any of the steps in the regulatory approval process outlined on page 90 for the conventional drug discovery process would be different. Please make corresponding revisions elsewhere in the prospectus where applicable.

U.S. Securities and Exchange Commission

April 18, 2016

Response:

The Company has made the requested revision on pages 4 and 69.

Sale of our Common Stock by Our Stockholders, page 7

2.	In the response to comment 13 you provided information regarding the number of shares each existing stockholder is transferring to Titan, after giving effect to the reverse stock split. Please revise your disclosure on page 7 to disclose this aggregate number of shares. Also, disclose your role in requesting the transfers and the reasons for the request.

Response:

The Company has made the requested revision on page 7.

Management’s Discussion and Anal ysis of Fin anc ial Condition and Results of Oper ations Critical Accounting Policies and Significant Judgments and Estimates Stock Based Compensation, page 57

3.	Please revise the disclosure you provided in response to prior comment 14 to state whether you use market or income approach based techniques or a combination of the two to fair value your common stock. If more than one method was used, please clarify how the methods were used to determine the fair value.

Response:

The Company has made the requested disclosure on pages 58 and 59.

4.	Please revise the disclosure you provided in response to prior comment 14 to clarify how you utilize third party valuation specialists. In this regard, if you determine the fair value of your common stock and considered or relied in part upon the report of third party valuation specialists, please so indicate and remove reference to prices being attributed to these specialists; see for example the first paragraph of your “Valuation of stock Option Grants in 2014 and 2015” disclosure and the statement you make on page 105 indicating that the February 8, 2016 fair market value determination was made by your independent appraiser. Otherwise, please name this specialist in your filing and provide their consent as an expert. Refer to Securities Act Sections Compliance and Disclosure Interpretation Question 141.02.

U.S. Securities and Exchange Commission

April 18, 2016

Response:

The Company revised the disclosure to indicate that the Company determined the fair value of its common stock by relying in part upon the report of third party valuation specialists and removed the reference to prices being attributed to the third party valuation specialists on pages 58 and 59.

Business

License Agreements, page 88

5.	Please revise your disclosure in this section to provide investors with an understanding of the magnitude and materiality of your royalty obligations under your license agreements.

Response:

The Company has made the requested revision on pages 88 and 89.

6.	Please disclose in this section the potential aggregate milestone payments to be paid under your UW License Agreement.

Response:

The Company has made the requested revision on page 88.

Executive Compensation

Director Compensation, page 107

7.	We refer to the director compensation table on page 107. Please tell us whether any of the options disclosed in footnotes 2 to 4 were granted during 2015.

Response:

None of the options disclosed in footnotes 2 to 4 on page 108 were granted during 2015.

Principal Stockholders, page 114

8.	We refer to your response to comment 13. Please explain in greater detail your basis for not including Titan in the beneficial ownership table based on their holdings as of the most recent practicable date. In this regard, please tell us whether there are material contingencies governing the transfer of shares to Titan.

Response:

As of the most recent practicable date, Titan Multi-Strategy Fund I, LTD. (“Titan”) holds a term loan convertible into shares of common stock of the Company, conversion of which will occur only upon the closing of a qualified offering and compliance with all components of the qualified offering as set forth in the loan and security agreement, dated December 21, 2015, between the Company and 17 investors (the “Loan and Security Agreement”), as amended on April 6, 2016. In addition, pursuant to the stock purchase agreements, each dated as of December 11, 2015, between certain of the Company’s existing investors that collectively beneficially own the majority of common stock of the Company and Titan, the transfer of shares of the Company’s common stock to Titan under such agreements is contingent upon the closing of a qualified offering as set forth in the Loan and Security Agreement. Each such stock purchase agreement terminates in the event a qualified offering is not closed on or before the date that is 167 calendar days after the closing date of the Loan and Security Agreement, or June 5, 2016. In Compliance and Disclosure Interpretation 105.02 (the “CDI 105.02”) the Staff stated that an investor is not deemed to be the beneficial owner of securities such investor has a right to acquire when such right is subject to a contingency that is outside the investor's control. Because both (i) the conversion of Titan’s term loan into shares of common stock and (ii) Titan’s acquisition of the shares of common stock under the stock purchase agreements are contingent upon closing of the qualified offering (each items that are outside of Titan’s control), in accordance with CDI 105.02, Titan does not beneficially own the shares of common stock issuable upon the conversion of Titan’s term loan or that Titan may acquire under the stock purchase agreements in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended. Moreover, the Company does not believe that Titan currently beneficially owns any other shares of common stock of the Company such that Titan should be included in the beneficial ownership table.

U.S. Securities and Exchange Commission

April 18, 2016

Notes to Financial Statements

2. Summary of Significant Accounting Policies

Unaudited Pro Forma Balance Sheet Information, page F-8

9.	You state in your response to prior comment 32 that you received verbal commitment to exercise the warrants to purchase 2,452,242 shares of preferred stock. Please tell us whether such verbal commitment is enforceable in the event of a dispute and that you will legally deem the warrants to be expired if they are not exercised. Otherwise, explain to us why it is appropriate to include these exercises in your pro forma presentation and reference for us the authoritative literature you rely upon to support your position.

Response:

On April 6, 2016, each of the holders of the warrants to purchase 2,452,242 shares of preferred stock executed a consent letter pursuant to which each such holder agreed to the exercise of its warrants immediately prior to the consummation of a qualified offering. Pursuant to the terms of such warrants, such warrants expire upon the initial public offering of our common stock.

Selling Stockholders, page SS-3

10.	Please revise to disclose whether the applicable conversion limit is 4.99% or 9.99% for each selling stockholder. Also, tell us whether the applicable cap can be waived by one or both parties.

Response:

The Company has made the requested revision on page SS-3. The cap can be waived at the election of each lender only.

* * * * *

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4974.

Very truly yours,

Rick A. Werner, Esq.

cc: Robert W. Overell, Ph.D., PhaseRx, Inc.